Exhibit (a)(3)

February 27, 2007

RE: Opportunity to Sell Your Wells Real Estate Investment Trust, Inc. Shares for Cash

Dear Fellow Investor:

Since 1996, Madison Liquidity Investors, LLC and its affiliates have provided a dependable liquidity solution for more than 60,000 individuals and companies. Today, the firm is a recognized leader in the direct acquisition of illiquid financial assets.

Madison Liquidity Investors, LLC through its affiliate, Madison Investment Trust Series 79 (the “Purchaser”), is offering to purchase your Shares in Wells Real Estate Investment Trust, Inc. (the “Company”) for:

$8.00 per Share in cash

The purchase price will be reduced by any distributions made on or after February 27, 2007. If you wish to find out more about this offer please call us toll-free at 1(800) 896-8913. The Purchaser is seeking a maximum of 5.002% of the outstanding Shares pursuant to this Offer. If Shareholders offer us more, we will prorate our purchase ratably to all sellers, unless you indicate that you want to sell “All or None” of your Shares, in which case your Shares will only be purchased if we can purchase all the Shares you tender.

Why should you consider selling your Shares?

You may realize several benefits by choosing to sell your Shares, including, but not limited to:

•

The ability to liquidate your holdings for cash at a higher price than the average price received in recent secondary market transactions. As reported in the November/December 2006 issue of “Direct Investments Spectrum”, the most recent issue available, sales for the two months ended November 30, 2006 occurred at a weighted averaged price of $7.97 per Share.

•

The ability to liquidate your holdings during a suspension of the Company’s Share Redemption Program. Effective January 29, 2007 the Company temporarily suspended the Share Redemption Program. The Company has not cited a specific reason for the suspension. Historically the Company has Redeemed shares at $8.38 per share subject to a maximum amount of shares that can be redeemed each year.

•

Avoiding potential dilution of your shares as a result of the advisor internalization proposal currently being contemplated by the Company. If approved by shareholders, this proposal would result in an additional 19,542,303 shares, or approximately 4% of the current outstanding shares, being issued to purchase entities that are affiliated with the Company.

•	The elimination of uncertainty regarding timing of future distributions and liquidation value.

What do you need to do if you want to sell your Shares to Madison?

1.	Read and review the enclosed Offer carefully for it contains important information regarding the Offer, the Company and the Purchaser.

2.	Complete the enclosed Letter of Transmittal (if not otherwise indicated, please note the number of Shares you wish to sell in the signature area of the Letter of Transmittal), and have it Medallion Signature Guaranteed (this can be done by your broker or bank).

3.	Complete the enclosed Transfer Forms required by the Company’s transfer agent, and have them Medallion Signature Guaranteed (this can be done by your broker or bank). These forms are required by the Company and its transfer agent to effectuate a transfer. Including these forms as required transfer paperwork in no way should suggest that the Company is endorsing this offer.

4.	Return the completed Letter of Transmittal and Transfer Forms to us in the enclosed pre-paid envelope.

5.	Once we receive confirmation that the transfer of Shares has been effectuated to the Purchaser, you will receive payment promptly.

If you have questions or need help completing the documentation, please call us toll-free at 1(800) 896-8913. Our specialists are available to answer any questions and assist you in the process.

This Offer Will Expire (unless extended) at 11:59 p.m. Eastern Time on April 13, 2007. Thank you for considering our offer. We look forward to serving you.

Sincerely,

Madison Liquidity Investors, LLC